Members Written Declaration
Of
BIG BELLY BREWING, LLC

This Written Declaration of Big Belly Brewing, LLC (this "Agreement"), a limited liability company formed under the laws of the State of Ohio, is made by the sole member thereof, Richard E. Ewing, and shall be effective as of the effective date.

SECTION I - GENERAL DEFINITIONS

The following capitalized terms shall have the meaning specified in this *Section* I. Other terms are defined in the text of this Agreement and throughout this Agreement those terms shall have the meanings respectively ascribed to them.

"Act" means the Ohio Limited Liability Company Act, Ohio Revised Code Chapter 1705 as amended from time to time.

"Adjusted Capital Account Deficit" means, with respect to any Interest Holder, the deficit balance, if any, in the Interest Holder's Capital Account as of the end of the relevant taxable year, after giving effect to the following adjustments:

> (i) the deficit shall be decreased by the amounts which the Interest Holder is obligated to restore pursuant to *Section* 4.4.2 or is deemed obligated to restore pursuant to the penultimate sentence of Regulation Sections 1.7042(g)(1) and 1.7042(i)(5); and

> (ii) the deficit shall be increased by the items described in Regulation Sections 1.7041(b)(2)(ii)(d)(4), (5), and (6).

"Affiliate" means, with respect to any Member, any Person: (i) that owns more than 30% of the voting interests in the Member; or (ii) in which the Member owns more than 30% of the voting interests; or (iii) in which more than 30% of the voting interests are owned by a Person who has a relationship with the Member described in clause (i) or (ii) above.

"Agreement" means this Agreement, as amended from time to time.

"Capital Account" means the account to be maintained by the Company for each Interest Holder in accordance with the following provisions:

> (i) an Interest Holder's Capital Account shall be credited with the Interest Holder's Capital Contributions, the amount of any Company liabilities assumed by the Interest Holder (or which are secured by Company property distributed to the Interest Holder), the Interest Holder's distributive share of Profit, and any item in the nature of income or gain specially allocated to the Interest Holder pursuant to the provisions of *Section* IV

(other than *Section* 4.3.3); and

        (ii) an Interest Holder's Capital Account shall be debited with the amount of money and the fair market value of any Company property distributed to the Interest Holder, the amount of any liabilities of the Interest Holder assumed by the Company (or which are secured by property contributed by the Interest Holder to the Company), the Interest Holder's distributive share of Loss, and any item in the nature of expenses or losses specially allocated to the Interest Holder pursuant to the provisions of *Section* IV (other than *Section* 4.3.3.).

If any Membership Interest is transferred pursuant to the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent the Capital Account is attributable to the transferred Interest. If the book value of Company property is adjusted pursuant to *Section* 4.3.3, the Capital Account of each Interest Holder shall be adjusted to reflect the aggregate adjustment in the same manner as if the Company had recognized gain or loss equal to the amount of such aggregate adjustment. It is intended that the Capital Accounts of all Interest Holders shall be maintained in compliance with the provisions of Regulation Section 1.7041(b), and all provisions of this Agreement relating to the maintenance of Capital Accounts shall be interpreted and applied in a manner consistent with that Regulation.

"Capital Contribution" means the total amount of cash and the fair market value of any other assets contributed (or deemed contributed under Regulation Section 1.7041(b)(2)(iv)(d)) to the Company by a Member, net of liabilities assumed or to which the assets are subject.

"Cash Flow" means all cash funds derived from operations of the Company (including interest received on reserves), without reduction for any noncash charges, but less cash funds used to pay current operating expenses and to pay or establish reasonable reserves for future expenses, debt payments, capital improvements, and replacements as determined by the [General Manager] [Members]. Cash Flow shall not include Capital Proceeds but shall be increased by the reduction of any reserve previously established.

"Code" means the Internal Revenue Code of 1986, as amended, or any corresponding provision of any succeeding law.

"Company" means the limited liability company formed in accordance with this Agreement.

"Interest Holder" means any Person who holds a Membership Interest, whether as a Member or an unadmitted assignee of a Member.

"Involuntary Withdrawal" means, with respect to any Member, the occurrence of any of the events set forth in Section 1705.15(C) through (J) of the Act.

"Member" means each Person signing this Agreement and any Person who subsequently is admitted as a member of the Company.

"Member Loan Nonrecourse Deductions" means any Company deductions that would be Nonrecourse Deductions if they were not attributable to a loan made or guaranteed by a Member within the meaning of Regulation Section 1.7042(i).

"Membership Interest" means an Interest Holder's share of the Profits and Losses of, and the right to receive distributions from, the Company.

"Membership Rights" means all of the rights of a Member in the Company, including a Member's: (i) Membership Interest; and (ii) the rights granted to Members under this Agreement or under the Act.

"Minimum Gain" has the meaning set forth in Regulation Section 1.7042(d). Minimum Gain shall be computed separately for each Interest Holder in a manner consistent with the Regulations under Code Section 704(b).

"Negative Capital Account" means a Capital Account with a balance of less than zero.

"Nonrecourse Deductions" has the meaning set forth in Regulation Section 1.7042(b)(1). The amount of Nonrecourse Deductions for a taxable year of the Company equals the net increase, if any, in the amount of Minimum Gain during that taxable year, determined according to the provisions of Regulation Section 1.7042(c).

"Nonrecourse Liability" means any liability of the Company with respect to which no Member has personal liability determined in accordance with Code Section 752 and the Regulations promulgated thereunder.

"Percentage" means, as to a Member, the percentage set forth after the Member's name on *Exhibit* A, as amended from time to time, and as to an Interest Holder who is not a Member, the Percentage of the Member whose Membership Interest has been acquired by such Interest Holder, to the extent the Interest Holder has succeeded to that Member's Membership Interest.

"Person" means and includes an individual, corporation, partnership, association, limited liability company, trust, estate, or other entity.

"Positive Capital Account" means a Capital Account with a balance greater than zero.

"Profit" and *"Loss"* means, for each taxable year of the Company (or other period for which Profit or Loss must be computed), the Company's taxable income or loss determined in accordance with Code Section 703(a), with the following adjustments:

(i) all items of income, gain, loss, deduction, or credit required to be stated separately pursuant to Code Section 703(a)(1) shall be included in computing taxable income or loss; and

(ii) any taxexempt income of the Company, not otherwise taken into account in computing Profit or Loss, shall be included in computing taxable income or loss; and

(iii) any expenditures of the Company described in Code Section 705(a)(2)(B) (or treated as such pursuant to Regulation Section 1.7041(b)(2)(iv)(i)) and not otherwise taken into account in computing Profit or Loss, shall be subtracted from taxable income or loss; and

(iv) gain or loss resulting from any taxable disposition of Company property shall be computed by reference to the adjusted book value of the property disposed of, notwithstanding the fact that the adjusted book value differs from the adjusted basis of the property for federal income tax purposes; and

(v) in lieu of the depreciation, amortization, or cost recovery deductions allowable in computing taxable income or loss, there shall be taken into account the depreciation computed based upon the adjusted book value of the asset; and

(vi) notwithstanding any other provision of this definition, any items which are specially allocated pursuant to *Section* 4.3 hereof shall not be taken into account in computing Profit or Loss

"Regulation" means the income tax regulations, including any temporary regulations, from time to time promulgated under the Code.

"OSOS" means the Ohio Secretary of State.

SECTION II - ORGANIZATION

2.1. *Organization*. The parties hereby organize a limited liability company pursuant to the Act and the provisions of this Agreement and, for that purpose, have caused Articles of Organization to be prepared, executed, and filed with OSOS on _____, 2015.

2.2. *Name of the Company*. The name of the Company shall be "Big Belly Brewing, LLC." The Company may do business under that name and under any other name or names upon which the Members agree. If the Company does business under a name other than that set forth in its Articles of Organization, then the Company shall file a fictitious name certificate as required by law.

2.3. *Purpose*. The Company is organized to transact any business which can legally be transacted in the State of Ohio.

2.4. *Effective date*.   The term of the Company shall begin upon the filing of Articles of Organization with OSOS and shall continue in existence until terminated pursuant to *Section* VII of this Agreement.

2.5. *Principal Office*. The principal office of the Company shall be located at 1721 Lani Drive, Eaton, Ohio 45320 or at any other place upon which the Members by majority vote of Percentage agree in writing.

2.6. *Statutory Agent*. The name and address of the Company's statutory agent in the State of Ohio shall be Richard E. Ewing, 1721 Lani Drive, Eaton, Ohio 45320.

2.7. *Members*.   The name, present mailing address, taxpayer identification number, and Percentage of each Member are set forth on *Exhibit* A.

SECTION III – CAPITAL; CAPITAL ACCOUNTS

3.1. *Initial Contributions*. Upon the execution of this Agreement, each of the Members shall contribute to the Company cash to the capital of the Company, in the amounts and when called for by the Members.

3.2. *No Additional Capital Contributions Required*. No Member shall be required to contribute any additional capital to the Company, and no Member shall have any personal liability for any obligation of the Company.

3.3. *No Interest on Capital Contributions*. Interest Holders shall not be paid interest on their Capital Contributions.

3.4. *Return of Capital Contributions*. Except as otherwise provided in this Agreement, no Interest Holder shall have the right to receive any return of any Capital Contribution.

3.5. *Form of Return of Capital*. If an Interest Holder is entitled to receive a return of a Capital Contribution, the Company may distribute cash, notes, property, or a combination thereof to the Interest Holder in return of the Capital Contribution.

3.6. *Capital Accounts*. A separate Capital Account shall be maintained for each Interest Holder.

3.7. *Loans*. Any Member may, at any time, make a loan to the Company in any amount and on those terms upon which the Company and the Member agree.

SECTION IV – PROFIT, LOSS, AND DISTRIBUTIONS

4.1. *Distributions of Cash Flow*. Cash Flow for each taxable year of the Company shall be distributed to the Interest Holders in proportion to their Percentages at such times and in such amounts as determined by the members.

4.1.1. *Profit or Loss other than from a Capital Transaction*. After giving effect to the special allocations set forth in *Section* 4.3, for any taxable year of the Company, Profit or Loss (other than Profit or Loss resulting from a Capital Transaction, which Profit or Loss shall be allocated in accordance with the provisions of *Sections* 4.2.1 and 4.2.2) shall be allocated to the Interest Holders in proportion to their Percentages.

4.2. *Allocation of Profit or Loss from a Capital Transaction*.

4.2.1. *Profit*. After giving effect to the special allocations set forth in *Section* 4.3, Profit from a Capital Transaction shall be allocated as follows:

4.2.1.1. If one or more Interest Holders has a Negative Capital Account, to those Interest Holders, in proportion to their Negative Capital Accounts, until all of those Negative Capital Accounts have been reduced to zero.

4.2.1.2. Any Profit not allocated pursuant to *Section* 4.2.1.1 shall be allocated to the Interest Holders in proportion to, and to the extent of, the amounts distributable to them pursuant to *Section* 4.2.3.4.1 and 4.2.3.4.3.

4.2.1.3. Any Profit in excess of the foregoing allocations shall be allocated to the Interest Holders in proportion to their Percentages.

4.2.2. *Loss*. After giving effect to the special allocations set forth in *Section* 4.3, Loss from a Capital Transaction shall be allocated as follows:

4.2.2.1. If one or more Interest Holders has a Positive Capital Account, to those Interest Holders, in proportion to their Positive Capital Accounts, until all Positive Capital Accounts have been reduced to zero.

4.2.2.2. Any Loss not allocated to reduce Positive Capital Accounts to zero pursuant to *Section* 4.2.2.1 shall be allocated to the Interest Holders in proportion to their Percentages.

4.3. *Regulatory Allocations.*

4.3.1. *Qualified Income Offset*. No Interest Holder shall be allocated Losses or deductions if the allocation causes an Interest Holder to have an Adjusted Capital Account Deficit. If an Interest Holder receives (1) an allocation of Loss or deduction (or item thereof) or (2) any distribution, which causes the Interest Holder to have an Adjusted Capital Account Deficit at the end of any taxable year, then all items of income and gain of the Company (consisting of a pro rata portion of each item of Company income, including gross income and gain) for that taxable year shall be allocated to that Interest Holder, before

any other allocation is made of Company items for that taxable year, in the amount and in proportions required to
eliminate the excess as quickly as possible. This *Section* 4.3.1 is intended to comply with, and shall be interpreted consistently with, the "qualified income offset" provisions of the Regulations promulgated under Code Section 704(b).

4.3.2. *Minimum Gain Chargeback*. Except as set forth in Regulation Section 1.7042(f)(2), (3), and (4), if, during any taxable year, there is a net decrease in Minimum Gain, each Interest Holder, prior to any other allocation pursuant to this *Section* IV, shall be specially allocated items of gross income and gain for such taxable year (and, if necessary, subsequent taxable years) in an amount equal to that Interest Holder's share of the net decrease of Minimum Gain, computed in accordance with Regulation Section 1.7042(g). Allocations of gross income and gain pursuant to this *Section* 4.3.2 shall be made first from gain recognized from the disposition of Company assets subject to nonrecourse liabilities (within the meaning of the Regulations promulgated under Code Section 752), to the extent of the Minimum Gain attributable to those assets, and thereafter, from a pro rata portion of the Company's other items of income and gain for the taxable year. It is the intent of the parties hereto that any allocation pursuant to this *Section* 4.3.2 shall constitute a "minimum gain chargeback" under Regulation Section 1.7042(f).

4.3.3. *Contributed Property and BookUps*. In accordance with Code Section 704(c) and the Regulations thereunder, as well as Regulation Section 1.704l(b)(2)(iv)(d)(3), income, gain, loss, and deduction with respect to any property contributed (or deemed contributed) to the Company shall, solely for tax purposes, be allocated among the Interest Holders so as to take account of any variation between the adjusted basis of the property to the Company for federal income tax purposes and its fair market value at the date of contribution (or deemed contribution). If the adjusted book value of any Company asset is adjusted as provided herein, subsequent allocations of income, gain, loss, and deduction with respect to the asset shall take account of any variation between the adjusted basis of the asset for federal income tax purposes and its adjusted book value in the manner required under Code Section 704(c) and the Regulations thereunder.

4.3.4. *Code Section 754 Adjustment*. To the extent an adjustment to the tax basis of any Company asset pursuant to Code Section 734(b) or Code Section 743(b) is required, pursuant to Regulation Section 1.7041(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of the adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases basis), and the gain or loss shall be specially allocated to the Interest Holders in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to that Section of the Regulations.

4.3.5. *Nonrecourse Deductions*. Nonrecourse Deductions for a taxable year or other period shall be specially allocated among the Interest Holders in proportion to their Percentages.

4.3.6. *Member Loan Nonrecourse Deductions*. Any Member Loan Nonrecourse Deduction for any taxable year or other period shall be specially allocated to the Interest Holder who bears the risk of loss with respect to the loan to which the Member Loan Nonrecourse Deduction is attributable in accordance with Regulation Section 1.7042(b).

4.3.7. *Guaranteed Payments*. To the extent any compensation paid to any Member by the Company is determined by the Internal Revenue Service not to be a guaranteed payment under Code Section 707(c) or is not paid to the Member other than in the Person's capacity as a Member within the meaning of Code Section 707(a), the Member shall be specially allocated gross income of the Company in an amount equal to the amount of that compensation, and the Member's Capital Account shall be adjusted to reflect the payment of that compensation.

4.3.8. *Unrealized Receivables*. If an Interest Holder's Interest is reduced (provided the reduction does not result in a complete termination of the Interest Holder's Interest), the Interest Holder's share of the Company's "unrealized receivables" and "substantially appreciated inventory" (within the meaning of Code Section 751) shall not be reduced, so that, notwithstanding any other provision of this Agreement to the contrary, that portion of the Profit otherwise allocable upon a liquidation or dissolution of the Company pursuant to *Section* 4.4 hereof which is taxable as ordinary income (recaptured) for federal income tax purposes shall, to the extent possible without increasing the total gain to the Company or to any Interest Holder, be specially allocated among the Interest Holders in proportion to the deductions (or basis reductions treated as deductions) giving rise to such recapture. Any questions as to the aforesaid allocation of ordinary income (recapture), to the extent such questions cannot be resolved in the manner specified above, shall be resolved by the General Manager.

4.3.9. *Withholding*. All amounts required to be withheld pursuant to Code Section 1446 or any other provision of federal, state, or local tax law shall be treated as amounts actually distributed to the affected Interest Holders for all purposes under this Agreement.

4.4. *Liquidation and Dissolution*.

4.4.1. If the Company is liquidated, the assets of the Company shall be distributed to the Interest Holders in accordance with the balances in their respective Capital Accounts, after taking into account the allocations of Profit or Loss pursuant to *Section* 4.2, if any, and distributions, if any, of cash or property pursuant to *Section* 4.1.

4.4.2. No Interest Holder shall be obligated to restore a Negative Capital Account.

4.5. *General*.

4.5.1.   Except as otherwise provided in this Agreement, the timing and amount of all distributions shall be determined by the Members holding a majority of the Percentages then outstanding.

4.5.2.   If any assets of the Company are distributed in kind to the Interest Holders, those assets shall be valued on the basis of their fair market value, and any Interest Holder entitled to any interest in those assets shall receive that interest as a tenantincommon with all other Interest Holders so entitled. Unless the Members otherwise agree, the fair market value of the assets shall be determined by an independent appraiser who shall be selected by the Members. The Profit or Loss for each unsold asset shall be determined as if the asset had been sold at its fair market value, and the Profit or Loss shall be allocated as provided in *Section* 4.2 and shall be properly credited or charged to the Capital Accounts of the Interest Holders prior to the distribution of the assets in liquidation pursuant to *Section* 4.4.

4.5.3.   All Profit and Loss shall be allocated, and all distributions shall be made to the Persons shown on the records of the Company to have been Interest Holders, as of the last day of the taxable year for which the allocation or distribution is to be made. Notwithstanding the foregoing, unless the Company's taxable year is separated into segments, if there is a Transfer or an Involuntary Withdrawal during the taxable year, the Profit and Loss shall be allocated between the original Interest Holder and the successor on the basis of the number of days each was an Interest Holder during the taxable year; provided, however, the Company's taxable year shall be segregated into two or more segments in order to account for Profit, Loss or proceeds attributable to a Capital Transaction or to any other extraordinary nonrecurring items of the Company.

4.5.4.   The Members holding a majority of the Percentages then outstanding hereby authorized, upon the advice of the Company's tax counsel, shall be able to amend this *Article* IV to comply with the Code and the Regulations promulgated under Code Section 704(b); provided, however, that no amendment shall materially affect distributions to an Interest Holder without the Interest Holder's prior written consent.

SECTION V – MANAGEMENT: RIGHTS, POWERS AND DUTIES

5.1. *Management*. The Company shall be managed by the Members. Except as otherwise provided in this Agreement, each Member shall have the right to act for and bind the Company in the ordinary course of its business.

5.2. *Meetings of and Voting by Members*.

5.2.1.   A meeting of the Members may be called at any time by any Member. Meetings of Members shall be held at the Company's principal place of business or at any other place designated by the Person calling the meeting. Not less than ten (10) nor more than ninety (90) days before each meeting, the Person calling the meeting shall give written notice of the meeting to each Member entitled to vote at the meeting. The notice shall state the time, place, and purpose of the meeting. Notwithstanding the foregoing provisions, each Member who is entitled to notice waives notice if before or after the meeting the Member signs a waiver of the notice which is filed with the records of Members' meetings, or is present at the meeting in person or by proxy. Unless this Agreement provides otherwise, at a meeting of Members, the presence in person or by proxy of Members holding not less than a majority of the Percentages then held by Members constitutes a quorum. A Member may vote either in person or by written proxy signed by the Member or by his or her duly authorized attorney in fact.

5.2.2. Except as otherwise provided in this Agreement, wherever this Agreement requires the approval of the Members, the affirmative vote of Members holding a majority or more of the Percentages then held by Members shall be required to approve the matter.

5.2.3. In lieu of holding a meeting, the Members may vote or otherwise take action by a written instrument indicating the consent of Members holding a majority of the Percentages then held by Members.

5.2.4. Except as otherwise provided in this Agreement or as required by the Act, wherever the consent of the Members is required to approve or take any action, that consent shall be given in writing or at a meeting called for that purpose and shall require the approval of a majority or more of the Percentages then held by all Members.

5.3. *Duties of Parties.*

5.3.1. Each Member shall devote such time to the business and affairs of the Company as is necessary to carry out the Member's duties set forth in this Agreement.

5.3.2. Except as otherwise expressly provided in *Section* 5.3.3, nothing in this Agreement shall be deemed to restrict in any way the rights of any Member, or of any Affiliate of any Member, to conduct any other business or activity whatsoever, and the Member shall not be accountable to the Company or to any Member with respect to that business or activity even if the business or activity competes with the Company's business. The organization of the Company shall be without prejudice to their respective rights (or the rights of their respective Affiliates) to maintain, expand, or diversify such other interests and activities and to receive and enjoy profits or compensation therefrom. Each Member waives any rights the Member might otherwise have to share or participate in such other interests or activities of any other Member or the Member's Affiliates.

5.3.3. Each Member understands and acknowledges that the conduct of the Company's business may involve business dealings and undertakings with Members and their Affiliates. In any of those cases, those dealings and undertakings shall be at arm's length and on commercially reasonable terms.

5.4. *Major Decisions; Irreconcilable Disputes; Reciprocal Purchase Rights*.

5.4.1. For purposes of this *Section* 5, the following terms have the meanings indicated:

"Major Decisions" means any decision to act or not to act that relates to the following:

(i) selling, assigning, transferring, exchanging, granting leasehold estates in, or otherwise disposing of the Company's assets, any portion thereof or any interest therein (other than the leasing of rental units or other maintenance or operational functions undertaken during the normal course of business);

(ii) incurring any debt on behalf of the Company except for trade debt incurred in the ordinary course of the Company's business and due within twelve (12) months or debt permitted under the Company's budget or in an amount not exceeding ten thousand dollars ($10,000.00);

(iii) except as set forth in the Company's budget, making any expenditures in excess of ten thousand Dollars ($10,000.00);

(iv) changing or permitting to be changed in any substantial way the accounting process and procedures employed in keeping the books of account or preparing financial statements or income tax returns with respect to the operation or management of the Property or the Company pursuant to this Agreement;

(v) settling any claim in excess of $10,000.00 for insurance proceeds;

(vi) settling any claim in excess of $10,000.00 for payment of awards or damages arising out of the exercise of eminent domain by any public or governmental authority;

(vii) making, executing, or delivering on behalf of the Company any assignment for the benefit of creditors or any guarantee, indemnity bond, or surety bond, or any equivalent thereof;

(viii) obligating the Company as a surety, guarantor, or accommodation party to any obligation; or

(ix) lending funds belonging to the Company to any third party or extending to any person, firm, or corporation, credit on behalf of the Company, except in the ordinary course of business or as set forth in this Agreement.

"Specified Value" means a Member's good faith estimate of the fair market value of all of the assets of the Company, as set forth in a Notice pursuant to *Section* 5.4.2.

"Purchase Price" means the purchase price Member A or Member B, as the case may be, would receive, if the Company sold its assets at the Specified Value and were liquidated.

5.4.2. If any Member (the "Offering Member") requests in writing that the other Members ("Offeree Member") consent to a Major Decision, consent shall be deemed given if the Offering Member receives no response within thirty (30) days after the request. If the Offeree Members reject the request within thirty (30) days after receipt of the request, a deadlock shall be deemed to exist. If a deadlock occurs, the Offering Member, sometimes hereinafter referred to as "A," may either (i) withdraw the request for consent to the Major Decision, or (ii) offer to purchase the Membership Rights of the Offeree Members, sometimes hereafter referred to as "B."

5.4.3. If A offers to purchase the Interest of B, then A's offer shall state that A wishes to apply the provisions of this *Section* 5.4 to purchase the entire (and not part of the) right, title, and interest of B and shall set forth the Purchase Price of B's Membership Rights.

5.4.4. Within ninety (90) days after receipt of A's offer, B shall give written notice to A electing to do one of the following: (i) purchase A's entire (and not part of the) Membership Rights at an amount equal to the Purchase Price; (ii) sell B's Membership Rights to A at an amount equal to the Purchase Price; or (iii) do neither of those things, in which event the Major Decision with respect to which a deadlock has been deemed to exist shall be resolved in favor of A.

5.4.5. If B exercises its right to purchase or sell pursuant to *Sections* 5.4.4. (i) or (ii) above, the closing of the sale shall take place pursuant to *Section* 5.4.6 unless A, within fifteen (15) days following the expiration of the ninety (90) day period described in *Section* 5.4.4, notifies B that the Major Decision with respect to which a deadlock has been deemed to exist has been resolved in favor of B.

5.4.6. If a sale pursuant to the preceding provisions of this *Section* 5.4 occurs, the closing shall take place at the office of the Company within the fortyfive (45) business days following the expiration of the fifteen (15) day period set forth in *Section* 5.4.5, unless the parties otherwise agree. The purchaser shall pay the purchase price to the seller in wired federal funds or cashier's or certified bank checks drawn on or by any national bank located in Ohio. The purchaser shall execute and deliver to the seller a document (in form and substance reasonably satisfactory to the seller) indemnifying the seller from and against any and all personal liabilities and obligations of the seller with respect to debts of the Company. The purchaser and seller shall cause any loans made by the seller to the Company, or by the Company to the seller, together with interest accrued thereon, to be repaid. On due performance by the purchaser, the seller shall execute and deliver all deeds, assignments, and other instruments as may be reasonably required to vest in the purchaser the seller's entire Membership Rights, free and clear of all liens and encumbrances.

5.4.7. If the purchaser fails to consummate the purchase, pay the purchase price, and perform all of the purchaser's other obligations in accordance with *Section* 5.4.6, the seller, in addition to and not by way of limitation of any other rights or remedies available at law or in equity, shall have the right to:

(i) purchase the entire Membership Rights of the defaulting purchaser at a price equal to ninety percent (90%) of the Purchase Price set forth in *Section* 5.4.3 or *Section* 5.4.4, as the case may be; or

(ii) consider the issue with respect to which there was a deadlock to have been resolved in the seller's favor and cause the Company to act or decline to act accordingly.

5.4.8. To elect the remedies set forth in either *Sections* 5.4.7.(i) or (ii), the seller shall give written notice to the defaulting purchaser within sixty (60) days after the default. If the seller elects to exercise the right to purchase the Membership Rights of the defaulting purchaser, the closing of the purchase shall take place at the office of the Company on the date and at the time specified in the notice, which shall be not less than thirty (30) or more than sixty (60) days after the date of the notice.

5.4.9. Except as expressly set forth herein, no sale pursuant to this *Section* 5.4 shall relieve the seller or purchaser from any duty or obligation owed to the Company or the other Member which accrued prior to the date of the sale or shall constitute a waiver or release of claims with respect thereto.

5.5 *Appointment of Agents.* The Members shall have the right to appoint, in writing, an agent to act for the business. Such written appointment shall contain the agent's full name and the extent of that agent's authority and shall be signed by all of the Members.

SECTION VI – TRANSFER OF INTERESTS AND WITHDRAWALS OF MEMBERS

6.1. *Transfers*. No Member may Transfer all, or any portion of, or any interest or rights in, the Membership Rights owned by the Member to any person other than those Members originally signing this agreement and no Interest Holder may Transfer all, or any portion of, or any interest or rights in, any Membership Interest to any person other than those Members originally signing this agreement. Each Member hereby acknowledges the reasonableness of this prohibition in view of the purposes of the Company and the relationship of the Members. The Transfer of any Membership Rights or Membership Interests in violation of the prohibition contained in this *Section* 6.1 shall be deemed invalid, null and void, and of no force or effect. Any Person to whom Membership Rights are attempted to be transferred in violation of this *Section* 6.1 shall not be entitled to vote on matters coming before the Members, participate in the management of the Company, act as an agent of the Company, receive distributions from the Company or have any other rights in or with respect to the Membership Rights.

6.2. *Voluntary Withdrawal*. No Member shall have the right or power to voluntarily Withdraw from the Company, except as otherwise provided by this Agreement, or by a written agreement signed by all members.

6.3. *Mandatory Buyout in Event of Involuntary Withdrawal*.

6.3.1. If the Members elect to continue the Company after an Involuntary Withdrawal, the Members other than the Withdrawn Member ("Remaining Members") shall purchase, and the Withdrawn Member shall sell, all of the Membership Rights owned of record and beneficially by the Withdrawn Member (the "Withdrawal Interest") for a price equal to the Withdrawn Member's Percentage times the Book (the "Withdrawal Purchase Price"). In the absence of an agreement among the Remaining Members, each Remaining Member shall purchase the Withdrawal Interest in the proportion that his or her respective Percentage bears to the total Percentages of all of the Remaining Members.

6.3.2. The Remaining Members, by written notice addressed to the Withdrawn Member, shall fix a closing date (the "Withdrawal Closing Date") for the purchase. The Withdrawal Closing Date shall not be earlier than ten (10) days or later than one hundred fifty (150) days after the later of the date on which the Involuntary Withdrawal occurred or the date on which the Company received notice of the Involuntary Withdrawal.

6.3.3. The Withdrawal Purchase Price shall be paid in cash on the Withdrawal Closing Date, unless the Remaining Members elect prior to or on the Withdrawal Closing Date to pay the Withdrawal Purchase Price in installments as provided in *Section* 6.5 of this Agreement. Simultaneously with the payment of the Withdrawal Purchase Price or delivery of the Remaining Members' promissory notes to evidence their respective obligations to pay the Withdrawal Purchase Price, the Withdrawn Member shall execute and deliver to the Remaining Members those assignments and other instruments as may be reasonably required to vest in the Remaining Members all right, title, and interest in and to the Withdrawal Interest, free and clear of all liens and encumbrances.

6.4. *Book Value*.

6.4.1. The term "Book Value" means the book value, computed in accordance with generally accepted accounting principles, consistently applied, of the seller's equity of the Company as of the end of the last full taxable year immediately preceding the year in which the event giving rise to the purchase and sale of the Membership Rights or Interest occurred (the "Book Value"). Notwithstanding anything contained in this Agreement to the contrary, the computation of Book Value shall be subject to the following provisions:

6.4.1.1. Book Value shall not include any proceeds collected or collectible by the Company, under any policy or policies of life or disability insurance insuring the life or disability of a Member, as a result of the death or disability of a Member.

6.4.1.2. No additional allowance of any kind shall be made for the goodwill, trade names, or any other intangible asset or assets (the "Intangible Assets") of the Company other than the aggregate dollar amount for any of those Intangible Assets appearing on the most recent balance sheet of the Company prior to the date on which Book Value is to be determined.

6.4.1.3. Reserves for contingent liabilities shall not be treated as a liability for purposes of determining Book Value.

6.4.1.4.   No adjustment shall be made to Book Value as a result of any event occurring subsequent to date as of which Book Value is to be determined.

6.4.1.5. Anything contained in this Agreement to the contrary notwithstanding, Book Value shall be calculated for the purposes of this Agreement on an accrual basis even if the Company shall have used different accounting principles for that or any prior period.

6.4.2. Book Value shall be determined by the accountants regularly employed by the Company. The determination of the accountants shall, for the purposes of this Agreement, be binding and conclusive upon all parties.

6.5. If the Company or the Remaining Members, as the case may be (the "Purchaser"), elect to pay the Purchase Price on an installment basis, the Purchaser shall pay 25% of the Purchase Price in cash on the Closing Date and the balance by executing and delivering its or their promissory note, in the form attached hereto as *Exhibit* B, to the Withdrawn Member or the Transferor (the "Payee").

SECTION VII – DISSOLUTION, LIQUIDATION AND TERMINATION OF THE COMPANY

7.1. *Events of Dissolution.* The Company shall be dissolved upon the happening of any of the following events:

7.1.1. when the period fixed for its duration in Section 2.4 has expired; or

7.1.2. upon the unanimous written agreement of the Members.

7.2. *Procedure for Winding Up and Distribution*. If the Company is dissolved, the remaining Members shall wind up its affairs. On winding up of the Company, the assets of the Company shall be distributed, first, to creditors of the Company, including Interest Holders who are creditors, in satisfaction of the liabilities of the Company, and then to the Interest Holders in accordance with *Section* 4.4 of this Agreement.

7.3. *Filing of Certificate of Dissolution*. If the Company is dissolved, the Members shall promptly file a Certificate of Dissolution with OSOS. If there are no remaining Members, the Certificate of Dissolution shall be filed by the last Person to be a Member; if there are no remaining Members, or a Person who last was a Member, the Certificate of Dissolution shall be filed by the legal or personal representatives of the Person who last was a Member.

SECTION VIII – BOOKS, RECORDS, ACCOUNTING AND TAX ELECTIONS

8.1. *Bank Accounts*. All funds of the Company shall be deposited in a bank account or accounts opened in the Company's name. The Members shall determine the institution or institutions at which the accounts will be opened and maintained, the types of accounts, and the Persons who will have authority with respect to the accounts and the funds therein.

8.2. *Books and Records*. The Members shall keep or cause to be kept complete and accurate books and records of the Company including all such documentation required by Section 1705.28(A). The books and records shall be maintained in accordance with sound accounting practices and shall be available at the Company's principal office for examination by any Member [or the Member's duly authorized representative] at any and all reasonable times during normal business hours.

8.2.1. Notwithstanding anything in *Section* 8.2 to the contrary, any Member requesting examination of the Company's records must do so in writing, which writing shall state a specific, reasonable, and proper purpose for the request.

8.3. *Annual Accounting Period*. The annual accounting period of the Company shall be its taxable year. The Company's taxable year shall be selected by the Members, subject to the requirements and limitations of the Code.

8.4. *Reports*. Within seventyfive (75) days after the end of each taxable year of the Company, the Members shall cause to be sent to each Person who was a Member at any time during the taxable year then ended a complete accounting of the affairs of the Company for the taxable year then ended. In addition, within seventy five (75) days after the end of each taxable year of the Company, the Members shall cause to be sent to each Person who was an Interest Holder at any time during the taxable year then ended, that tax information concerning the Company which is necessary for preparing the Interest Holder's income tax returns for that year. At the request of any Member, and at the Member's expense, the Members shall cause an audit of the Company's books and records to be prepared by independent accountants for the period requested by the Member.

SECTION IX - GENERAL

9.1. *Assurances*. Each Member shall execute all certificates and other documents and shall do all such filing, recording, publishing, and other acts as the Members by majority in interest deem appropriate to comply with the requirements of law for the formation and operation of the Company and to comply with any laws, rules, and regulations relating to the acquisition, operation, or holding of the property of the Company.

9.2. *Notifications*. Any notice, demand, consent, election, offer, approval, request, or other communication (collectively a "notice") required or permitted under this Agreement must be in writing and either delivered personally or sent by certified or registered mail, postage prepaid, return receipt requested. A notice must be addressed to an Interest Holder at the Interest Holder's last known address on the records of the Company. A notice to the Company must be addressed to the Company's principal office. A notice delivered personally will be deemed given only when acknowledged in writing by the person to whom it is delivered. A notice that is sent by mail will be deemed given three (3) business days after it is mailed. Any party may designate, by notice to all of the others, substitute addresses or addressees for notices; and, thereafter, notices are to be directed to those substitute addresses or addressees.

9.3. *Specific Performance*. The parties recognize that irreparable injury will result from a breach of any provision of this Agreement and that money damages will be inadequate to fully remedy the injury. Accordingly, in the event of a breach or threatened breach of one or more of the provisions of this Agreement, any party who may be injured (in addition to any other remedies which may be available to that party) shall be entitled to one or more preliminary or permanent orders (i) restraining and enjoining any act which would constitute a breach or (ii) compelling the performance of any obligation which, if not performed, would constitute a breach.

9.4. *Complete Agreement*. This Agreement constitutes the complete and exclusive statement of the agreement among the Members. It supersedes all prior written and oral statements, including any prior representation, statement, condition, or warranty. Except as expressly provided otherwise herein, this Agreement may not be amended without the written consent of all of the Members. Oral agreements which purport to amend this agreement shall not be enforceable.

9.5. *Applicable Law*. All questions concerning the construction, validity, and interpretation of this Agreement and the performance of the obligations imposed by this Agreement shall be governed by the internal law, not the law of conflicts, of the State of Ohio.

9.6. *Section Titles*. The headings herein are inserted as a matter of convenience only and do not define, limit or describe the scope of this Agreement or the intent of the provisions hereof.

9.7. *Binding Provisions*. This Agreement is binding upon, and inures to the benefit of, the parties hereto and their respective heirs, executors, administrators, personal and legal representatives, successors, and permitted assigns.

9.8. *Jurisdiction and Venue*. Any suit involving any dispute or matter arising under this Agreement may only be brought in the courts of the State of Ohio, Preble County, or such other county where the Company may relocate its principal place of business. All Members hereby consent to the exercise of personal jurisdiction by any such court with respect to any such proceeding.

9.9. *Terms*. Common nouns and pronouns shall be deemed to refer to the masculine, feminine, neuter, singular, and plural, as the identity of the Person may in the context require.

9.10. *Severability of Provisions*. Each provision of this Agreement shall be considered severable; and if, for any reason, any provision or provisions herein are determined to be invalid and contrary to any existing or future law, such invalidity shall not impair the operation of or affect those portions of this Agreement which are valid.

9.11. *Counterparts*. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original and all of which, when taken together, constitute one and the same document. The signature of any party to any counterpart shall be deemed a signature to, and may be appended to, any other counterpart.

9.12. *Estoppel Certificate*. Each Member shall, within ten (10) days after written request by any Member, deliver to the requesting Person a certificate stating, to the Member's knowledge, that: (a) this Agreement is in full force and effect; (b) this Agreement has not been modified except by any instrument or instruments identified in the certificate; and (c) there is no default hereunder by the requesting Person, or if there is a default, the nature and extent thereof.

IN WITNESS WHEREOF, this Agreement has been executed by the Sole Member as of the date first above written.

_____\Richard E. Ewing_____
Richard E. Ewing, Authorized Member

EXHIBIT A

NAME AND ADDRESS OF MEMBER   PERCENTAGE   CAPITAL CONTRIBUTION

1. Richard E. Ewing   100.00 $500.00
    1721 Lani Drive
    Eaton, Ohio 45320
    Social Security #
        Transfer on Death to: Jutta G. Ewing